Exhibit 99.1

Press Release - Regulated Information

Information on the Total Number of Voting Rights and Shares (Article 15 of the Law of 2 May 2007)

Mont-Saint-Guibert, Belgium, December 15, 2023, 10:01 pm CET; regulated information – Celyad Oncology (Euronext: CYAD) (the “Company” or “Celyad Oncology”), today announces that 6,500,000 shares of CFIP CLYD (UK) Limited benefit from a double voting right as of December 8, 2023. As a result, the Company’s total number of voting rights is now 50,296,947.

This information is published in accordance with Article 15 of the Belgian Law of 2 May 2007 on the disclosure of major participations in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions.

Figures – Modified on December 8, 2023, following the Double Voting Right:

Total amount of share capital (EUR)	88,378,224.25
Total Number of shares with single voting rights	32,560,197
Total Number of shares with double voting rights	8,868,375
Total Number of Shares	41,428,572
Total of voting rights	50,296,947
Total number of attributed warrants	3,038,871
Total number of shares with voting rights that could be created following the exercise of the attributed warrants	3,038,871
Total number of diluted shares (Outstanding shares + Warrants)	44,457,443
Total number of diluted voting rights	53,335,818

Contact person for regulated information (financial, transparency)

By law, any transparency declaration must be sent to our Company by email to the attention of Michel Lussier, Chief Executive Officer ad interim (CEO ad interim): investors@celyad.com.

Further questions about the content of this release can be sent to investors@celyad.com.

About Celyad Oncology

Celyad Oncology is a cutting-edge biotechnology company dedicated to pioneering the discovery and advancement of revolutionary technologies for chimeric antigen receptor (CAR) T-cells. Its primary objective is to unlock the potential of its proprietary technology platforms and intellectual property, enabling to be at the forefront of developing next-generation CAR T-cell therapies. By fully leveraging its innovative technology platforms, Celyad Oncology aims to maximize the transformative impact of its candidate CAR T-cell therapies and redefine the future of CAR T-cell treatments. Celyad Oncology is based in Mont-Saint-Guibert, Belgium. For more information, please visit www.celyad.com.

Forward-looking statements

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the continuation of the Company’s existence. The

Press Release - Regulated Information

words “will,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor and Media Contact:

David Georges

investors@celyad.com

communications@celyad.com

Source: Celyad Oncology SA